UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company") Notification of PDMR Interests
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Omar Abbosh
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc
	Identification code	ISIN: GB0006776081
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary shares following release of LTIP award	Sale of ordinary shares to cover tax liability
		Volume: 462,842 Price: n/a	Volume: 77,989 Price per share: £12.963097 Aggregated price: £1,010,978.97
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	02 January 2025
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 06 January 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary